AB Volvo Applies for Delisting from the First Market at the Stock Exchange in Brussels

GOTEBORG, Sweden, Feb. 7, 2003 (PRIMEZONE) -- AB Volvo's (Nasdaq:VOLVY) Board of Directors has decided to apply for delisting from the First Market at the Belgian stock exchange, Euronext Brussels.

Volvo's International Depositary Receipts have been listed on the First Market at the Euronext Brussels since 1985. At that time, the listing was a step in management's efforts to internationalize the ownership in Volvo. However, as a result of deregulation of the international capital markets and the increased foreign ownership of shares on the Swedish stock exchange, Stockholmsborsen, separate listing on the First Market at Euronext Brussels has become no longer necessary. AB Volvo's Board of Directors has therefore decided that Volvo will apply for delisting of Volvo's International Depositary Receipts from the First Market at Euronext Brussels.

At the time of the delisting, it is the intention of Bank Brussels Lambert (BBL) to request for continued unofficial trading of the Volvo International Depositary Receipts at the Trading Facility Segment at Euronext Brussels.

 For further information, contact:
 Fredrik Brunell, Vice President Investor Relations
 AB Volvo
 +46 31 66 11 91 or +46 705 59 10 91

 Patrik Stenberg
 AB Volvo
 +46 31 66 13 36 or +46 705 59 50 36

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 www.waymaker.net/bitonline/2003/02/07/20030207BIT00060/wkr0001.doc
 www.waymaker.net/bitonline/2003/02/07/20030207BIT00060/wkr0002.pdf